7/5

Follow-Up Materials

06016665

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-4 FISCAL YEAR:

(03/94)

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2006/03/001
Date: 30 JUN 2006

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

RECEIVED
2006 JUL -5 P 2:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

In accordance with Sections 288.2 and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith, for filing with the United States Securities and Exchange Commission, the periodic report of the African Development Bank for the quarter ended 31 March 2006, which includes two copies of the African Development Bank's regular quarterly financial statements for such quarter.

Yours faithfully,

Caroline Amoi-Lebbe

Acting Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2006 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
AUD 300 Million 5.5% due February 2011	10-Feb-06	21-Feb-06	21-Feb-11	300,000,000.00	-	Toronto Dominion
USD 10 Million 11.80 TZS linked Notes due February 2007	21-Feb-06	07-Mar-06	20-Feb-07	10,000,000.00	-	Barclays Capital

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	CALL DATE	Dealer
JPY 1.2 billion Bermuda Callable NC 2,11	23-Feb-01	13-Mar-01	01-Feb-13	1,200,000,000	01-Feb-06	Nomura Inter. Plc
JPY 600 Million PRDC due February 2025	09-Sep-04	28-Sep-04	03-Feb-25	600,000,000	01-Feb-06	Mizuho Inter. Plc
JPY 400 Million PRDC notes due February 2020	08-Dec-04	20-Dec-04	01-Feb-20	400,000,000	01-Feb-06	Mizuho Inter. Plc
JPY 500 million Bermuda Callable	25-Jan-01	13-Feb-01	01-Feb-21	500,000,000	01-Feb-06	Nomura Inter. Plc
JPY 500 million Bermuda callable PRDC	23-Aug-01	13-Sep-01	25-Mar-31	500,000,000	25-Mar-06	Daiwa SMBC Europe
JPY 500 million Callable NC 3 yrs	13-Mar-01	29-Mar-01	25-Mar-21	500,000,000	25-Mar-06	Goldman Sachs
JPY 1.1 Billion PRDC notes due March 2035	10-Mar-05	29-Mar-05	29-Mar-35	1,100,000,000	29-Mar-06	Daiwa SMBC Europe
JPY 1.3 Billion Knock Out PRDC Notes due 2033	28-Feb-03	24-Mar-03	24-Mar-33	1,300,000,000	24-Mar-06	NikkoSSB
JPY 700 million Bermuda PRDC Callable	05-Sep-01	25-Sep-01	25-Sep-26	700,000,000	25-Mar-06	NikkoSSB
JPY 5 Billion SAMURAI PRDC due March 2034	29-Oct-04	03-Dec-04	24-Mar-34	5,000,000,000	24-Mar-06	Daiwa SMBC Europe

The Bank also partially redeemed the following trades during the Quarter:

Original Trade Description	Amount Redeemed	Outstanding Amount	Trade Date	Value Date	Dealer
USD 650 Million Uridashi due Feb 2014	USD 30.0 Million	USD 538.5 million	22-Feb-06	24-Feb-06	Daiwa SMBC
CAD 1.5 Billion Uridashi due Jul 2015	CAD 80.0 Million	CAD 1,060.5 million	19-Jan-06	24-Jan-06	Daiwa SMBC

2. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 31March 2006.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Caroline Amoi-Lebbe

Acting Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

African Development Bank

Financial Statements for the Three Months Ended March 31, 2006 and 2005

Page

BALANCE SHEET AS AT MARCH 31, 2006 AND 2005

(UA thousands - Note B)

ASSETS	2006	Restated (Note C) 2005
CASH	90,367	39,553
DEMAND OBLIGATIONS	7,214	7,190
INVESTMENTS (Note D)	5,806,847	5,058,676
DERIVAT IVE ASSETS (Note E)	246,022	296,077
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note F)	26,260	30,733
ACCOUNTS RECEIVABLE		
Accrued income and charges receivables on loans	442,853	455,896
Less : Accumulated provision for impairment	(207,432)	(189,373)
	235,421	266,523
Other accounts receivable	275,608	108,247
	511,029	374,770
LOANS (Note G)		
Disbursed and outstanding loans	5,468,825	5,578,123
Less: Accumulated provision for impairment	(196,544)	(208,820)
	5,272,281	5,369,303
EQUITY PARTICIPATIONS (Note H)		
Investment in associate - ADF	97,479	97,226
Other equity investments	73,935	64,308
	171,414	161,534
OTHER ASSETS		
Property, equipment and intangible assets (Note I)	16,063	16,449
Miscellaneous	583	505
	16,646	16,954
TOTAL ASSETS	**12,148,080**	**11,354,790**

LIABILITIES & EQUITY	2006	Restated (Note C) 2005
ACCOUNTS PAYABLE		
Accrued financial charges	214,270	160,657
Other accounts payable	339,267	234,526
	553,537	395,183
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note D)	878,086	456,886
DERIVATIVE LIABILITIES (Note E)	383,155	485,338
BORROWINGS (Note J)		
Borrowings at fair value	4,538,572	3,955,372
Borrowings at amortized cost	1,329,536	1,744,952
	5,868,108	5,700,324
EQUITY (Note K)		
Capital		
Subscriptions paid	2,270,221	2,225,018
Cumulative Exchange Adjustment on Subscriptions	(152,423)	(148,528)
	2,117,798	2,076,490
Retained earnings	2,338,686	2,238,102
Fair value gains on available- for- sale equity investments	8,710	2,467
Total reserves	2,347,396	2,240,569
Total equity	4,465,194	4,317,059
TOTAL LIABILITIES & EQUITY	**12,148,080**	**11,354,790**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
OPERATIONAL INCOME & EXPENSES		
Income from loans (Notes L)	83,901	82,131
Income from investments and related derivatives (Note L)	43,932	38,104
Total income from loans and investments	127,833	120,235
Borrowing expenses (Note M)		
Interest and amortized issuance costs	(63,077)	(55,402)
Net interest on borrowing derivatives	(308)	2,996
Unrealized gain/(loss) on fair valued borrowings and related derivatives	14,656	(18,289)
Unrealized gain on derivatives and non fair valued borrowings	14,078	6,835
Provision for impairment (Note G)		
Loan principal	(1,807)	4,387
Loan charges	(9,830)	(2,263)
Translation gains and losses	8,736	4,676
Other income	1,257	863
Net operational income	91,538	64,038
OTHER EXPENSES		
Administrative expenses (Note N)	(9,299)	(8,032)
Depreciation - Property, equipment and intangible assets (Note I)	(1,407)	(1,634)
Sundry expenses	176	(412)
Total other expenses	(10,530)	(10,078)
NET INCOME	**81,008**	**53,960**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UA thousands)

	2006	2005
Net income for the period	81,008	53,960
Total recognized income and expense for the period	**81,008**	**53,960**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UA thousands - Note B)

	2006	Restated (Note C) 2005
Cash flows from:		
Operating activities:		
Net income	81,008	53,960
Adjustments to reconcile net incometo net cash provided by operating activities:		
Depreciation	1,407	1,634
Provision for loan losses	11,637	(2,124)
Unrealised gains/ losses on investments and asset swaps	(4,154)	9,173
Amortization of discount or premium on held-to-maturity investments	350	10,289
Amortization of borrowing costs	824	526
Translation gains	(8,736)	(4,676)
Share of profits in associate	(113)	(60)
Derivative asset movement	(28,735)	11,454
Changes in accrued income on loans	(11,134)	(1,312)
Changes in accrued financial charges	(35,959)	(18,398)
Changes in other receivables and payables	139,211	88,068
Net cash provided by operating activities	145,606	148,534
Investing, lending and development activities:		
Disbursements on loans	(107,542)	(132,914)
Repayments of loans	181,137	176,861
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	61,805	(27,611)
Trading portfolio	(301,440)	18,633
Changes in other assets	(1,074)	(3,265)
Equity participations movement	(2,774)	1,797
Net cash used in investing, lending and development activities	(169,888)	33,501
Financing activities:		
New issues on borrowings	161,319	6,861
Repayments on borrowings	(138,193)	-
Net cash from currency swaps	21,263	(19,562)
Net cash from capital subscriptions	2,216	21,815
Net cash provided by financing activities	46,605	9,114
Effect of exchange rate changes on:		
Cash and investments	3,270	(13,819)
Decrease in cash and cash equivalent	**25,593**	177,330
Cash and cash equivalent at the beginning of the period	592,015	531,662
Cash and cash equivalent at the end of the period	**617,608**	**708,992**
Composed of:		
Investments maturing within 3 months of acquisition		
Held to Maturity portfolio	60,618	48,403
Trading portfolio	1,344,708	1,077,922
Securities sold under agreements to repurchase and payable for cash collateral received	(878,086)	(456,886)
Cash	90,368	39,553
Cash and cash equivalent	**617,608**	**708,992**
Supplementary disclosure:		
Movement resulting from exchange rate fluctuations		
Loans	(22,212)	16,182
Borrowings	(40,227)	66,012
Currency swaps	55,147	(70,000)

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (DAB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each has separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

In terms of prior years, accounting policies are consistent in all respects, except as noted in note C.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the effective interest method for held-to-maturity financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies
Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are carried in UA. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt.

This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. Such difference is described in the Financial Statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and Non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may offset its obligation to make payments for the shares against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank shall first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution can be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The plan provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the Staff Retirement Plan is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP) which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the Plan includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The Medical Benefit Plan Board, which is an independent Board created by the Bank determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. The obligations to the Plan are valued every three years by independent qualified actuaries.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss
All trading assets are carried at fair value through the income statement. The investment-trading portfolio is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) Held-to-maturity investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are reported at amortized cost.

iv) Available-for-sale financial assets
The Bank has classified equity investments for which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to insignificant risk of changes in value.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans, receivables, and held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest on available-for-sale instruments is calculated using the effective interest method and recognized in the income statement. Accrued interest on financial assets is disclosed in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Certain borrowings, some of which also contain embedded derivatives, are designated at fair value through profit or loss. Borrowings not so designated are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' Governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies this fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would have arisen if the borrowings were carried on the balance sheet at par value adjusted for unamortized premiums or discounts while the related swaps were carried on the balance sheet at fair value.

iii) Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges, borrowings and other accounts payable.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. The Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and fair valued with the unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired and makes provision for such impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Upon the adoption of the amendments to IAS 39 on January 1, 2005, the Bank discontinued the practice of placing loans in non-accrual status. Interest and charges are accrued on all loans, including those in arrears.

2) Assets carried at fair value
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure
The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced

inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's investments in these funds is estimated as the Bank's percentage ownership of the net asset value of the Funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans, not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the borrowing on a straight-line basis.

Investment in associate

Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At March 31, 2006, such subscriptions cumulatively represented approximately 1% of the Bank's economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in ADF. Further, in accordance with IAS 36, the net investment in ADF is assessed for impairment.

Retained earnings

Retained earnings of the bank consist of amounts allocated to reserves from prior year's income and unallocated current year net income. Upon recommendation by the Board of Directors, the Board of Governors approves allocations or distributions of unallocated net income to various specified development causes consistent with the Agreement Establishing the Bank.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

-Buildings 15-20 years
-Fixtures and fittings 6-10 years
-Furniture and equipment 3-7 years.
-Motor vehicles 5 years.

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Intangible assets
Intangible assets include computer systems software and they are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances
The Bank reviews its loan portfolios to assess impairment at each financial reporting date. In determining whether an impairment loss should be recorded in the income statement, the Bank makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair values of financial instruments
The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments
The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments
The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Bank implemented a number of new or revised International Financial Reporting Standards (IFRS) that became effective in 2005. The implementation of many of these new or revised IFRS was completed after March 2005. Consequently, the previously published first quarter financial statements for 2005 did not include the effect of the changes from the final implementation of all the revised or new IFRS. In accordance with the requirements of the standards, the figures in the previously published first quarter financial statements have been restated to be consistent with the current period's presentation.

NOTE D – INVESTMENTS

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA-issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA-or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's *Asset and Liability Management Guidelines*. At March 31, 2006, UA 42.43 million (2005: UA 178.79 million) of investments were under external management.

Securities sold under repurchase agreements with a market value of UA 878.09 million were outstanding at March 31,2006 (2005: UA 456.88 million). The securities pledged as collateral have a carrying value of UA 796.10 million at March 31,2006 (2005: UA 457.61 million). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at March 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Trading	3,642,263	2,911,982
Held-to-maturity	2,164,584	2,146,694
Total	**5,806,847**	**5,058,676**

A summary of the Bank's trading investments at March 31, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Time Deposits	760.29	401.17	157.31	125.45	156.23	62.59	100.98	90.85	1,174.81	680.06
Asset Backed Securities	518.73	550.01	227.58	166.48	-	-	-	-	746.31	716.49
Government and Agency Obligations	381.18	9.60	28.99	63.82	-	-	30.07	3.34	440.24	76.76
Corporate Bonds and commercial papers	537.91	592.58	690.22	766.83	-	-	52.77	79.26	1,280.90	1,438.67
Total trading investments	**2,198.11**	**1,553.36**	**1,104.10**	**1,122.58**	**156.23**	**62.59**	**183.82**	**173.45**	**3,642.26**	**2,911.98**
Repos	**(553.90)**	**(262.08)**	**(170.98)**	**(140.05)**	**(147.28)**	**(54.75)**	**(5.93)**	**-**	**(878.09)**	**(456.88)**

The maturity structure of trading investments as at March 31, 2006 was as follows:

(UA millions)	2006
One year or less	1,617.79
More than one year but less than two years	375.17
More than two years but less than three years	431.75
More than three years but less than four years	184.52
More than four years but less than five years	122.47
More than five years	910.56
Total	3,642.26

The maturity structure of repos as at March 31, 2006 was as follows:

(UA millions)	2006
One year or less	**(878.09)**

A summary of the Bank's investments held-to-maturity at March 31, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Time Deposits	36.17	18.66	21.84	19.08	2.61	10.66	-	-	60.62	48.40
Asset Backed Securities	13.87	273.73	61.12	94.86	7.91	3.73	-	28.86	82.90	401.18
Government and Agency Obligations	536.36	256.49	155.70	133.72	285.10	248.71	163.37	92.87	1,140.53	731.79
Corporate Bonds and other	343.71	303.96	271.74	385.89	192.73	144.39	72.36	131.08	880.54	965.32
Total held-to-maturity investments	**930.11**	**852.84**	**510.40**	**633.55**	**488.35**	**407.49**	**235.73**	**252.81**	**2,164.59**	**2,146.69**

The maturity structure of held-to-maturity investments as at March 31, 2006 was as follows:

(UA millions)	2006
One year or less	226.36
More than one year but less than two years	248.47
More than two years but less than three years	288.72
More than three years but less than four years	272.62
More than four years but less than five years	436.52
More than five years	691.90
Total	2,164.59

The fair value of held-to-maturity investments at March 31, 2006 was UA 2,102.59 million.

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at March 31, 2006 and 2005 were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Assets	Liabilities	Assets	Liabilities
Borrowings:				
Cross-currency swaps	163,862	262,990	178,459	343,331
Interest rate swaps	58,692	78,941	87,932	79,875
Loan swaps	12,588	19,216	8,164	26,920
Embedded derivatives	291	1,309	452	502
	235,433	**362,456**	**275,007**	**450,628**
Investments:				
Asset swaps	10,589	10,352	21,070	34,710
Macro-hedge swaps	-	10,347	-	-
	10,589	**20,699**	21,070	34,710
Total	**246,022**	**383,155**	**296,077**	**485,338**

The notional amounts of derivative financial assets and financial liabilities at March 31, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Borrowings:		
Cross-currency swaps	3,790,787	3,701,087
Interest rate swaps	3,813,930	3,528,907
Loan swaps	806,590	668,117
Embedded derivatives	22,465	50,849
Investments:		
Asset swaps	202,257	278,129
Macro hedge swaps	259,222	290,619
Total	**8,895,251**	**8,517,708**

Loan hedges
In addition to the swaps on borrowings, the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. The nominal value of the forward transactions as at March 31,2006 amounted to UA 88.98 million with an unfavorable market value of UA 0.09 million.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The First installments shall be paid in cash and in a freely convertible currency. The Second to the Eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At March 31, 2006 and 2005, the non-negotiable notes balance was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	25,897	31,180
Net movement for the quarter	363	(447)
Balance at March 31	**26,260**	**30,733**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sover-eign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

Effective October 1, 1997, the Bank provides several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on October 1, 1997. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6) month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For no sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The maturity distribution of loans as at March 31, 2006 and 2005 was as follows:

(UA millions)

Periods	2006				2005
	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	415.86	260.59	390.95	1,067.40	853.37
More than one year but less than two years	201.51	150.57	173.73	525.80	532.73
More than two years but less than three years	199.14	156.52	172.59	528.25	544.54
More than three years but less than four years	146.05	148.41	170.52	464.98	547.9
More than four years but less than five years	134.09	129.86	166.16	430.11	482.8
More than five years	1,449.64	710.57	292.06	2,452.27	2,616.78
Total	**2,546.29**	**1,556.52**	**1,366.01**	**5,468.82**	5,578.12

The currency composition and type of loans as at March 31, 2006 and 2005 were as follows:

(Amounts in UA millions)

			2006 Amount	%	2005 Amount	%
Fixed Rate:	Multi Currency	Euro	183,35		136,24	
		Japanese Yen	492,10		232,23	
		Pound Sterling	3,39		1,16	
		Swiss Francs	166,02		45,41	
		US Dollars	448,30		260,76	
		Others	9,03		10,45	
			1 302,19	23,81	686,25	12,30
	Single Currency	Euro	1 038,40		815,04	
		Japanese Yen	17,74		332,62	
		Pound Sterling	0,00		2,44	
		South African Rand	45,61		23,37	
		Swiss Francs	-		135,24	
		US Dollars	142,37		323,77	
		Others			0,35	
			1 244,12	22,75	1 632,83	29,27
Floating Rate:	Single Currency	Euro	450,47		564,77	
		Japanese Yen	7,50		2,33	
		South African Rand	177,95		168,22	
		US Dollars	920,59		936,82	
		Others	-		-	
			1 556,51	28,46	1 672,14	29,98
Variable Rate:	Multi Currency	Euro	195,32		221,01	
		Japanese Yen	48,93		59,90	
		Swiss Francs	1,23		1,52	
		US Dollars	198,91		204,85	
		Others	0,31		0,42	
			444,70	8,13	487,70	8,74
	Single Currency Converted	Euro	370,66		465,77	
		Japanese Yen	180,14		225,44	
		Swiss Francs	17,19		18,89	
		US Dollars	353,26		389,07	
		Others	0,05		0,03	
			921,30	16,85	1 099,20	19,71
			5 468,82	100,00	5 578,12	100,00

The summary of the currency composition of loans as at March 31, 2006 and 2005 was as follows:

(Amounts in UA millions)

	2006		2005	
	Amount	%	Amount	%
Euro	2,238.20	40.93	2,202.84	39.49
Japanese Yen	746.40	13.65	852.51	15.29
Swiss Francs	184.45	3.37	201.06	3.60
Pound Sterling	3.39	0.06	3.60	0.06
US Dollars	2,063.43	37.73	2,115.27	37.92
South African Rand	223.56	4.09	191.59	3.43
Others	9.39	0.17	11.25	0.20
Total	**5,468.82**	**100.00**	**5,578.12**	**100.00**

Fair value of loans

At March 31, 2006 and 2005, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate loans	2,546,302	1,902,131	2,319,083	2,611,803
Floating rate loans	1,556,520	1,531,636	1,672,130	1,672,130
Variable rate loans	1,366,003	1,286,671	1,586,910	1,586,910
	5,468,825	4,720,438	5,578,123	5,870,843
Accumulated provision for impairment	(196,544)		(208,820)	
Net loans	**5,272,281**	**4,720,438**	**5,369,303**	**5,870,843**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At March 31, 2006, loans made to or guaranteed by certain member countries with an aggregate principal balance of UA 683.51 million, of which UA 388.63 million was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at March 31, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Outstanding balance on impaired loans	683,508	702,902
Less: accumulated provision for impairment	(196,544)	(208,820)
Net balance on impaired loans	**486,964**	**494,082**
Charges receivable and accrued income on impaired loans	275,399	287,216
Less: accumulated provision for impairment	(207,432)	(189,373)
Net charges receivable and accrued income on impaired loans	67,967	97,843

The movements in the accumulated provision for impairment on outstanding loan principal for the quarter ended March 31, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Balance at January 1	194,613	213,593
Provision for impairment on loan principal for the period	1,807	(4,387)
Translation effects	124	(386)
Balance at March 31	**196,544**	**208,820**

The movements in the accumulated provision for impairment on loan interests and charges receivable for the quarter ended March 31, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Balance at January 1	197,764	188,076
Provision for impairment on loan charges for the period	9,830	2,263
Translation effects	(162)	(966)
Balance at March 31	**207,432**	**189,373**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At March 31, 2006, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 3.59 million (2005: UA 19.11 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as out-standing when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At March 31, 2006 the Bank had no outstanding guarantee to any entity (2005 was nil).

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: African Development Fund

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the quarter ended March 31,2006 amounted to UA 23.97 million (2005: UA 23.29 million), representing 68.76 percent (2005: 69.64 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At March 31, 2006, the Bank's pro-rata or economic share in ADF was 1.01 % (2005: 1.11%).

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank's equity interests in the African Development Fund and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	% Shareholding	Callable Capital	Carrying Value 2006	Carrying Value 2005
African Development Fund	1972	1.01	-	111,941	111,751
Accumulated share of profit/(loss) & impairment on January 1				(14,575)	(14,585)
Share of profit/loss for the period				113	60
Impairment for the period				-	-
				97,479	97,226
Regional Development Banks (Carried at Cost)					
BDEAC	1975	5.24	2,305	1,537	1,570
East African Development Bank	1967	11.33	-	5,000	5,000
P. T. A. Bank	1985	5.83	10,000	5,000	5,000
Afreximbank	1993	6.70	10,411	6,940	6,619
BOAD	1973	0.60	1,921	640	654
BDEGL	1980		-	1,946	1,946
			24,637	21,063	20,789
Other Development Institutions (Carried at Cost)					
K-REP Bank Limited	1997	15.14	-	721	655
Zimbabwe Development Bank	1984	-	-	-	-
Africa - Re	1977	13.95	-	6,045	5,765
Shelter Afrique	1982	-	-	3,470	3,310
National Development Bank of Sierra Leone *			-	-	-
			-	10,236	9,730
Investment Funds (Carried at Fair value)					
AIG Africa Infrastructure Fund	1999	12.30	4,158	32,301	24,401
South Africa Infrastructure Fund	1996	14.03	1,359	10,064	11,598
Acacia Fund Limited	1996	10.40	-	712	703
Zambia Venture Capital Fund	1996	16.11	-	399	604
Indian Ocean Regional Fund Limited	1999	16.83	-	131	730
EMP Africa Fund II LLC	2005	13.15	32,177	2,525	-
			37,694	46,132	38,036
Total			62,331	174,910	165,781
Less: Accumulated provision for impairment			-	(3,496)	(4,247)
Net			62,331	171,414	161,534

* Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.

The cost of equity investments carried at fair value at March 31, 2006 amounted to UA 35.14 million.

An analysis of the movement in accumulated provision for impairment on equity participation was as follows:

(UA thousands)	2006	2005
Balance at January 1	3,496	4,247
Provision for the quarter	-	-
Balance at March 31	**3,496**	4,247

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

2005	Property and Equipments					Intangible Assets	Grand Total
	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total Property & Equipments	Computer software	Property, Equipments & Intangible Assets
Cost:							
Balance at 1 January 2005	141	22,752	6,196	33,683	62,772	15,049	77,822
Additions during the period	-	-	111	368	479	-	479
Disposals during the period	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-
Balance at 31 March	141	22,752	6,307	34,051	63,251	15,049	78,300
Accumulated Depreciation:							
Balance at 1 January	-	21,080	3,809	23,321	48,210	12,007	60,217
Depreciation during the period	-	25	188	1,421	1,634	-	1,634
Disposals during the period	-	-	-	-	-	-	-
Balance at 31 March	-	21,105	3,997	24,742	49,844	12,007	61,851
Net Book Values: 31 March, 2005	141	1,647	2,310	9,309	13,407	3,042	16,449

(UA thousands)

2006	Property and Equipments					Intangible Assets	Grand Total
	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total Property & Equipments	Computer software	Property, Equipments & Intangible Assets
Cost:							
Balance at 1 January 2006	141	22,752	7,337	36,702	66,932	16,516	83,448
Additions during the period	-	-	33	1,065	1,098	22	1,120
Disposals during the period	-	-	-	-	-	-	-
transfers	-	-	-	-	-	-	-
Balance at 31 March	141	22,752	7,370	37,767	68,030	16,538	84,568
Accumulated Depreciation:	-						
Balance at 1 January		21,182	4,678	26,579	52,439	14,661	67,100
Depreciation during the period	-	25	228	909	1,162	243	1,405
Disposals during the period	-	-	-	-	-	-	-
Balance at March 31	-	21,207	4,906	27,488	53,601	14,904	68,505
Net Book Values: 31 March, 2006	141	1,545	2,464	10,279	14,429	1,634	16,063

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank decides to give up on the use of the lands and buildings, the properties would have to be surrendered to the host country.

NOTE J – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At March 31,2006, total borrowings amounted to UA 5,868.10 million comprising senior debt and subordinated debt amounting to UA 5,143.01 million and UA 725.09 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,546.11 million was 60.18 percent. Also at March 31, 2006, the ratio of total outstanding borrowings to the total callable capital of UA 19,454.74 million was 30.16 percent.

At March 31, 2006, borrowings with embedded callable options amounted to UA 383.04 million (2005: UA 544.00 million). These options can be exercised annually on interest payment dates from the time the bond is first callable until its maturity date.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at March 31, 2006 and 2005 was as follows.
Borrowings and Swaps at March 31, 2006:

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (%) (b)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed		256.13	6.50	143.35	8.71	13.4	196.85	5.16	2.1
			-	-	-	-	-	(256.13)	6.50	0.5
	Adjustable	63.95		3.25	1,912.13	2.18	6.9	320.17	3.29	0.6
			-	-	(175.10)	1.71	6.3	(260.88)	2.21	1.9
Sterling	Fixed	73.30		11.13	-	-	-	-	-	-
			-	-	-	-	-	(60.20)	11.13	3.8
	Adjustable		-	-	24.08	6.83	3.77	60.20	10.45	3.8
			-	-	(60.20)	-	-	-	-	-
Japanese Yen	Fixed	809.33	376.28	3.21	-	-	-	236.47	4.64	3.1
		-	-	-	(300.31)	2.55	7.0	(760.00)	2.20	4.0
	Adjustable	599.51	22.46	3.98	91.56	- 0.10	0.99	825.62	(0.05)	3.3
			-	-	(1,093.04)	2.21	5.2	(302.09)	0.05	3.0
US Dollars	Fixed	1,924.01	631.37	4.49	-	-	-	-	-	-
			-	-	(312.32)	7.57	12.5	(1,872.85)	3.29	4.6
	Adjustable	41.03	6.94	4.97	1,230.24	2.71	5.5	1,785.65	3.19	4.3
			-	-	(849.28)	3.16	3.7	(41.64)	4.83	0.5
Others	Fixed	1,027.45	42.071	2.94	12.32	3.76	5.9	-	-	-
			-	-	(1,000.52)	2.34	7.0	-	-	-
	Adjustable		-	-	222.70	7.12	6.8	260.13	2.11	2.9
			-	-	-	-	-	(260.13)	0.24	0.3
Total	Fixed	3,834.08	1,305.85	11.75	155.67	8.32	12.8	433.31	4.88	2.6
		-	-	-	(1,613.15)	3.39	8.0	(2,949.19)	3.45	4.1
	Adjustable	704.48	29.40	17.04	3,480.71	2.66	6.2	3,251.77	2.43	3.5
		-	-	-	(2,177.62)	2.48	4.6	(864.74)	0.99	1.7
Principal at face value		4,538.57	1,335.26	11.87	(154.39)	-	-	(128.85)	-	-
Net unamortized premium/(discount)		-	(5.72)	-	207.34	-	-	97.70	-	-
		4,538.57	1,329.53		52.95	-	-	(31.14)	-	-
Fair valuation adjustment		-	-	-	46.18 (c)	-	-	59.03 (c)	-	-
Total		**4,538.57**	**1,329.53**	**11.87**	**99.13**	-	-	**27.89**	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at March 31, 2006 was UA 6,070.18 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at March 31, 2006.
c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at March 31, 2005 (Restated - Note C):

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed Adjustable	- - 65.76 -	261.63 - - -	6.50 - 4.40 -	1.5 - 2.1 -	146.43 - 1,963.03 (178.86)	8.71 - 2.20 1.43	14.4 - 5.8 7.3	201.07 (261.63) 327.03 (266.47)	5.16 6.50 5.60 2.74	3.1 1.5 1.6 2.9
Sterling	Fixed Adjustable	78.74 - - -	- - - -	11.13 - - -	4.8 - - -	- - - (62.30)	- - - 10.67	- - - 4.8	- (62.30) 62.30 -	- 11.13 10.67 -	- 4.8 4.8 -
Japanese Yen	Fixed Adjustable	871.44 - 656.61 -	392.45 - 46.86 -	2.73 - 3.16 -	6.1 - 9.3 -	- (313.22) - (1,225.09)	- 2.55 - 2.13	- 8.0 - 5.5	246.63 (792.65) 861.09 (315.07)	4.64 2.54 (0.07) 0.60	3.1 4.0 4.3 4.0 5
US Dollars	Fixed Adjustable	1,432.04 - - -	1032.36 - 13.24 -	3.19 - 2.74 -	7.6 - 0.4 -	- (364.04) 1,163.71 (614.71)	- 5.66 1.55 1.98	- 6.2 6.5 5.9	- (1,651.41) 1,528.88 (13.24)	- 2.55 1.54 2.70	- 5.5 5.2 0.4
Others	Fixed Adjustable	850.78 - - -	4.38 - - -	1.32 - - -	8.0 - - -	12.84 (942.87) 228.58 -	1.89 1.30 7.75 -	6.9 8.8 7.9 -	- - 166.14 (166.14)	- - 0.70 1.50	- - 3.0 3.0
Total	Fixed Adjustable	3,233.00 - 722.37 -	1,690.82 - 60.10 -	5.52 - 7.28 -	12.3 - 9.5 -	159.27 (1,620.13) 3,355.32 (2,080.96)	8.16 2.52 2.35 2.28	13.8 8.1 6.2 5.8	447.70 (2,767.99) 2,945.44 (760.92)	4.87 3.11 1.67 1.58	3.1 4.7 4.4 3.3
Principal at face value		3,955.37	1,750.91	5.58	12.2	(186.50)	-	-	(135.77)	-	-
Net unamortized premium/(discount)		-	(5.96)	-	-	260.70	-	-	114.13 -	-	-
		-	1,744.95	-	-	74.20	-	-	(21.64)		
Fair valuation adjustment		-	-	-	-	90.67 (c)	-	-	32.39 (c)	-	-
Total		**3,955.37**	**1,744.95**	**5.58**	**12.2**	**164.87**	-	-	**10.75**	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at March 31, 2005 was UA 5992.62 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at March 31, 2005.
c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at March 31, 2006 was as follows:

1) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	71.80	258.19	329.99
More than one year but less than two years	540.67	37.56	578.23
More than two years but less than three years	116.96	-	116.96
More than three years but less than four years	1,015.12	5.71	1,020.83
More than four years but less than five years	893.15	-	893.15
More than five years	1,599.41	-	1,599.41
Total	**4,237.11**	**301.46**	**4,538.57**

2) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	381.70	81.58	463.28
More than one year but less than two years	-	-	0.00
More than two years but less than three years	138.81	-	138.81
More than three years but less than four years	-	-	0.00
More than four years but less than five years	-	-	0.00
More than five years	732.85	-	732.85
Sub-total	1,253.36	81.58	1,334.94
Net unamortized premium and discount	(5.40)	-	(5.40)
Total	**1,247.96**	**81.58**	**1,329.54**

The fair value of borrowings carried at fair value through profit and loss was UA 4,538.57 million at March 31,2006 (2005: UA 3,955.37 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at March 31,2006 was UA 4,874.31 million (2005: UA 4,364.54 million).

There was a net gain of UA 14.66 million on financial assets and liabilities carried as at fair value through profit or loss for the quarter ended March 31,2006 (2005: loss of UA 18.29 million). This included a loss of UA 5.11 million which was attributable to changes in the Bank's credit risk during the quarter ended March 31,2006 (2005: UA 10.31 million). The fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

The valuation of some borrowings and derivatives are based on valuation techniques and the effect for 2006 amounted to a gain of UA 33.06 million (2005: UA 34.34 million -gain).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank is made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 %) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Capital Authorized (in shares of UA 10,000 each)	21,870,000	21,870,000
Less: Unsubscribed capital	(138,076)	(253,354)
Subscribed capital	21,731,924	21,616,646
Less: Callable capital	(19,454,742)	(19,381,636)
Paid-up capital	2,277,182	2,235,010
Add: Amounts paid in advance	302	317
	2,277,484	2,235,327
Less: Amounts in arrears	(7,263)	(10,309)
Capital as at March 31	**2,270,221**	**2,225,018**

Total unsubscribed shares at March 31,2006 amounted to UA 138.08 million, comprising UA 82.15 million for shares to be issued upon payment of future cash installments, UA 17.10 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at March 31, 2006 were made up as follows:

(Amounts in UA thousands)

MEMBER STATES		Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
1	ALGERIA	82,942	3.817	91,831	737,600	83,568	3.772
2	ANGOLA	25,371	1.167	28,500	225,212	25,997	1.173
3	BENIN	4,245	0.195	4,817	37,633	4,871	0.220
4	BOTSWANA	46,509	2.140	51,688	413,405	47,134	2.128
5	BURKINA FASO	9,502	0.437	10,788	84,231	10,128	0.457
6	BURUNDI	5,172	0.238	6,465	45,256	5,797	0.262
7	CAMEROON	22,567	1.038	25,320	200,371	23,111	1.043
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.076	2,052	14,360	2,265	0.102
11	COMOROS	481	0.022	566	4,250	1,083	0.049
12	CONGO	9,847	0.453	11,310	87,170	10,472	0.473
13	COTE D'IVOIRE	81,008	3.728	97,310	708,820	78,473	3.542
14	DEM. REPUBLIC CONGO	22,740	1.046	28,426	198,975	23,365	1.055
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,532	5.132	123,953	991,370	112,158	5.063
17	EQUATORIAL GUINEA	3,463	0.159	3,930	30,713	4,089	0.185
18	ERITREA	2,576	0.119	2,506	22,534	2,628	0.119
19	ETHIOPIA	34,685	1.596	38,548	308,310	35,311	1.594
20	GABON	27,229	1.254	32,684	238,255	26,765	1.208
21	GAMBIA	3,395	0.156	3,828	30,130	4,020	0.181
22	GHANA	49,422	2.274	52,488	441,751	49,999	2.257
23	GUINEA	9,063	0.417	10,525	80,106	9,688	0.437
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,622	1.455	35,148	281,080	32,248	1.456
26	LESOTHO	3,315	0.153	3,685	29,470	3,941	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,650	3.665	88,523	707,978	80,275	3.624
29	MADAGASCAR	14,124	0.650	15,695	125,550	14,750	0.666
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.320
31	MALI	9,509	0.438	10,677	84,411	10,135	0.457
32	MAURITANIA	4,202	0.193	4,015	36,768	3,838	0.173
33	MAURITIUS	14,056	0.647	15,625	124,940	14,682	0.663
34	MOROCCO	72,268	3.325	82,020	640,660	72,894	3.290
35	MOZAMBIQUE	13,729	0.632	15,271	122,038	14,355	0.648
36	NAMIBIA	7,377	0.339	8,203	65,570	8,003	0.361
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.278
38	NIGERIA	197,235	9.076	218,280	1,754,094	197,860	8.931
39	RWANDA	2,960	0.136	3,293	26,310	3,585	0.162
40	SAO TOME & PRINCIPE	1,488	0.068	1,864	13,024	2,113	0.095
41	SENEGAL	22,808	1.050	25,254	202,793	23,386	1.056
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,924	0.267
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	96,837	4.456	69,968	898,410	97,463	4.399
46	SUDAN	8,829	0.406	11,036	77,257	9,454	0.427
47	SWAZILAND	7,231	0.333	8,037	64,280	7,857	0.355
48	TANZANIA	18,224	0.839	20,438	161,805	18,850	0.851
49	TOGO	3,451	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,411	1.399	33,800	270,310	31,037	1.401
51	UGANDA	11,206	0.516	13,199	98,863	11,831	0.534
52	ZAMBIA	26,909	1.238	30,549	238,553	27,535	1.243
53	ZIMBABWE	46,012	2.117	53,423	406,704	46,638	2.105
Total Regionals		**1,305,993**	**60.096**	**1,436,261**	**11,616,613**	**1,333,127**	**60.177**

(Amounts in UA thousands)

MEMBER STATES		Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
Total Regionals		**1,305,993**	**60.096**	**1,436,261**	**11,616,613**	**1,333,127**	**60.177**
54	ARGENTINA	5,810	0.267	5,735	52,364	6,436	0.291
55	AUSTRIA	9,651	0.444	9,163	87,350	10,277	0.464
56	BELGIUM	13,877	0.639	13,178	125,600	14,503	0.655
57	BRAZIL	9,618	0.443	9,142	87,036	10,243	0.462
58	CANADA	81,413	3.746	79,406	734,730	82,040	3.703
59	CHINA	24,160	1.112	22,935	218,670	24,786	1.119
60	DENMARK	25,095	1.155	24,478	226,480	25,722	1.161
61	FINLAND	10,596	0.488	10,335	95,630	11,222	0.507
62	FRANCE	81,413	3.746	79,406	734,730	82,040	3.703
63	GERMANY	89,373	4.113	87,168	806,570	90,000	4.063
64	INDIA	4,832	0.222	4,590	43,730	5,457	0.246
65	ITALY	52,341	2.408	49,688	473,730	52,967	2.391
66	JAPAN	119,057	5.478	116,123	1,074,450	119,684	5.402
67	KOREA	9,651	0.444	9,163	87,350	10,277	0.464
68	KUWAIT	9,707	0.447	9,720	87,350	10,333	0.466
69	NETHERLANDS	18,530	0.853	16,858	168,450	19,157	0.865
70	NORWAY	25,094	1.155	24,478	226,480	25,722	1.161
71	PORTUGAL	5,168	0.238	4,710	46,980	5,793	0.261
72	SAUDI ARABIA	4,187	0.193	3,978	37,900	4,813	0.217
73	SPAIN	22,962	1.057	21,150	208,470	23,589	1.065
74	SWEDEN	33,399	1.537	31,703	302,290	34,025	1.536
75	SWITZERLAND	31,699	1.459	30,090	286,900	32,325	1.459
76	UNITED KINGDOM	36,344	1.672	34,503	328,940	36,970	1.669
77	UNITED STATES OF AMERICA	143,221	6.590	136,265	1,295,949	143,846	6.493
Total Non-Regionals		**867,197**	**39.904**	**833,960**	**7,838,129**	**882,226**	**39.823**
Grand Total		**2,173,190**	**100.000**	**2,270,221**	**19,454,742**	**2,215,353**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At March 31, 2006 and 2005, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	151,759	147,203
Net conversion losses on new subscriptions	664	1,325
Balance at March 31	**152,423**	**148,528**

Retained Earnings

Retained earnings as at March 31, 2006 and 2005 were as follows:

(UA thousands)	
Balance at January 1, 2005	2,652,116
Net income for the period	53,960
Cumulative Currency Translation Adjustment balance	(467,974)
Balance at March 31, 2005	**2,238,102**
Balance at December 31, 2005	2,257,678
Net income for the current period	81,008
Balance at March 31,2006	**2,338,686**

Fair value gains on available-for-sale equity investments

At March 31, 2006 and 2005, the fair value gains on available-for-sale equity investment was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	8,710	2,467
Net gains for the period	-	-
Balance at March 31	**8,710**	**2,467**

NOTE L – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the quarter ended March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Interest income on loans not impaired	70,981	68,959
Interest income on impaired loans	11,619	11,495
Commitment charges	835	1,168
Statutory commission	466	509
Total	**83,901**	**82,131**

Income from investments and related derivatives

Income from investments for the quarter ended March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Interest income	36,487	36,859
Realized and unrealized fair value losses and amortization of discount/premium	7,445	1,245
Total	**43,932**	**38,104**

NOTE M – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the quarter ended March 31, 2006 and 2005 were as follows:

(UA thousands)	**2006**	**2005**
Charges to bond issuers	61,446	54,877
Amortization of issuance costs	1,631	525
Total	**63,077**	**55,402**

Net interest on borrowing derivatives

Net interest on borrowing derivatives for the quarter ended March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Interest on derivatives receivable	67,538	39,797
Interest on derivatives payable	(67,846)	(36,801)
Total	**(308)**	**2,996**

Unrealized gain/ (loss) on fair valued borrowings and related derivatives

Unrealized gain/(loss) on fair valued borrowings and related derivatives for the quarter ended March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Interest rate swaps on borrowings	(23,587)	(31,181)
Cross currency swaps on borrowings	(16,440)	1,010
Bonds	54,683	11,882
Total	**14,656**	**(18,289)**

Unrealized gain on non-fair valued borrowings and related derivatives

Unrealized net gain on non-fair valued borrowings and related derivatives for the quarter ended March 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Interest rate swaps on borrowings	4,471	4,689
Cross currency swaps on borrowings	734	514
Macro hedge swaps	(6,619)	(2,345)
Loan interest rate swaps	15,258	3,378
Embedded derivatives	234	599
Total	**14,078**	**6,835**

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the allocated expenses to NTF shall not exceed 20 percent of the gross income of NTF.

Administrative expenses comprised the following:

(UA thousands)	**2006**	2005
Personnel expenses	27,193	23,560
Other general expenses	6,771	8,285
Total	**33,964**	**31,845**
Reimbursable by ADF	(23,966)	(23,297)
Reimbursable by NTF	(699)	(516)
Net	**9,299**	**8,032**

Included in general administrative expenses is an amount of UA 0.91 million (2005: UA 1.02 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	**2006**	2005
Within one year	3,501	1,460
In the second to fifth years inclusive	3,717	454
Total	**7,218**	**1,914**

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. The leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

The Staff Retirement Plan (the Plan), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of 6 months service without interruption of more than 30 days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the Plan, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the Plan sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised plan. Staff joining the Bank after January 1, 2005 can benefit only from the revised Plan. Under the revised Plan, employees contribute at a rate of 9 percent of regular salary. A tax factor used in the previous Plan has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At March 31,2006, virtually all of the investments of the Plan were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the Plan's anticipated future liabilities.

Staff Medical Benefit Plan: The staff medical benefit plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the Medical Benefit Plan, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the plan. A medical benefits plan board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the plan. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2005 and 2004 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA millions)	Staff Retirement Plan		Staff Medical Benefit Plan	
	2005	2004	**2005**	**2004**
Current service cost – gross	15.42	14.02	3.87	3.79
Less: estimated employee contributions	(4.77)	(4.47)	(0.95)	(0.87)
Net current service cost	**10.65**	9.55	**2.92**	**2.92**
Interest cost	8.78	8.23	1.82	1.62
Expected return on plan assets	(8.87)	(7.61)	(0.19)	(0.12)
Past service cost	-	1.64	-	
Expense for the year	**10.56**	11.81	**4.55**	**4.42**

The pension and staff Medical Benefit Plan expenses for the first quarter of 2006 for the Bank group amounted to UA 2.94 million and UA 1.08 respectively (2005: UA 3.08 million and UA 0.34 million)

Assumptions used in the latest available actuarial valuations at December 31, 2005 and 2004 were as follows:

(percentages)	Staff Retirement Plan Staff		Medical Benefit Plan	
	2005	2004	**2005**	2004
Discount rate	4.75	5.00	4.75	5.00
Expected return on plan assets	6.00	6.00	4.75	5.00
Rate of salary increase	3.00	3.00	3.00	3.00
Future pension increase	2.25	2.25		
Health care cost growth rate				
-at end of fiscal year			9.00	10.00
-ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country exposure to the Bank on outstanding loans as at March 31, 2006 was made up as follows:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Outstand
Algeria	7	158,751	-	-	158,751	2.90
Angola	4	1,950	-	-	1,950	0.04
Botswana	7	20,900	-	-	20,900	0.38
Cameroon	8	92,688	-	25,567	67,121	1.23
Centrafrique**	1	2,388	-	-	2,388	0.04
Comoros**	1	6,207	-	-	6,207	0.11
Congo	5	55,108	-	-	55,108	1.01
Côte D'Ivoire**	14	359,997	-	2,543	357,454	6.54
Dem Rep Congo	10	735,843	-	-	735,843	13.46
Egypt	9	479,037	-	287,788	191,249	3.50
Ethiopia	7	45,837	-	-	45,837	0.84
Gabon	18	248,775	-	61,106	187,670	3.43
Ghana	5	25,249	-	-	25,249	0.46
Guinea	5	21,733	-	-	21,733	0.40
Kenya	4	16,889	-	-	16,889	0.31
Lesotho	1	1,656	-	-	1,656	0.03
Liberia	17	40,318	-	-	40,318	0.74
Malawi	1	6,849	-	-	6,849	0.13
Mauritania	2	35,820	-	-	35,820	0.65
Mauritius	9	36,967	7,859	25,510	3,597	0.07
Morocco	19	1,489,112	-	597,914	891,198	16.30
Multinational	8	69,680	32	19,195	50,453	0.92
Namibia	13	131,488	-	68,238	63,249	1.16
Nigeria	4	334,881	-	11,956	322,924	5.90
Senegal	9	44,200	-	-	44,200	0.81
Seychelles**	3	20,094	-	-	20,094	0.37
Somalia**	4	3,687	-	-	3,687	0.07
South Africa	5	207,878	-	34,702	173,176	3.17
Sudan**	10	53,671	-	-	53,671	0.98
Swaziland	1	115,188	-	34,284	80,904	1.48
Tanzania	42	4,078	-	-	4,078	0.07
Tunisia	1	1,734,678	138,610	405,159	1,190,909	21.78
Uganda	7	1,941	-	-	1,941	0.04
Zambia	12	22,790	-	-	22,790	0.42
Zimbabwe**	5	199,688	-	-	199,688	3.65
Total Public Sector	**278**	**6,826,014**	**146,502**	**1,573,962**	**5,105,550**	**93.36**
Total Private Sector	**33**	**584,175**	**162,878**	**58,023**	**363,275**	**6.64**
Total	**311**	**7,410,189**	**309,380**	**1,631,985**	**5,468,825**	**100.00**

* Excludes fully repaid loans and cancelled loans.
** Country in arrears as at March 31, 2006.
Slight differences may occur in totals due to rounding.

The distribution of outstanding loans at March 31, 2006 and 2005 by sector was as follows:

(Amounts in UA million)	2006		2005	
	Amount	%	Amount	%
Finance	1,179.87	21.57	1159.61	20.79
Multi-Sector	1,625.66	29.73	1600.21	28.69
Communications	193.48	3.54	170.98	3.07
Power	393.57	7.20	397.19	7.12
Social	196.65	3.60	211.36	3.79
Transport	784.70	14.35	677.41	12.14
Agriculture & Rural Development	426.28	7.79	640.15	11.48
Urban Development	0.04	0.00	0.05	0.00
Industry, Mining and Quarrying	353.50	6.46	375.66	6.73
Water supply and Sanitation	315.07	5.75	345.5	6.18
Total	**5,468.82**	**100.00**	**5,578.12**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Assets and Liability Management Guidelines*, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

Market Risks: Market risks encompass funding, liquidity, currency and interest, and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next

year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

Net currency position at March 31, 2006 and 2005 was as follows:

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	27,052	1,591	50,910	730	10,084	90,367	-	90,367
Demand obligations	-	-	3,414.00	-	3,800	7,214	-	7,214
Investments - Trading (net of REPOS) (a)	931,827	1,635,412	(5,930.00)	8,956	183,802	2,754,067	-	2,754,067
Investments - Held to Maturity	510,405	930,102	235,726	488,351		2,164,584	-	2,164,584
Non negotiable Instruments on account of capital	1,425	20,426	-	-	-	21,851	4,409	26,260
Accounts receivable	142,298	176,036	61,272	68,601	36,727	484,934	26,095	511,029
Loans	2,180,188	1,968,229	715,586	3,193	405,085	5,272,281		5,272,281
Equity participation	2,177	52,523	-	-	10,786	65,486	105,928	171,414
Other assets	1,446	186	-	233	807	2,672	13,974	16,646
	3,796,818	**4,784,505**	**1,060,978**	**570,064**	**651,091**	**10,863,456**	**150,406**	**11,013,862**
Liabilities and Equity								
Accounts payable	(226,065)	(126,082)	(26,961)	(41,445)	(42,733)	(463,286)	(90,251)	(553,537)
Borrowings and embedded derivatives	(320,023)	(2,615,196)	(1,843,864)	(60,203)	(1,061,889)	(5,901,175)	33,067	(5,868,108)
	(546,088)	(2,741,278)	(1,870,825)	(101,648)	(1,104,622)	(6,364,461)	(57,184)	(6,421,645)
Currency swaps on borrowings and related derivatives (b)	(1,880,385)	(71,118)	1,301,782	36,123	765,610	152,012	(279,035)	(127,023)
Currency position as at March 31, 2006	**1,370,345**	**1,972,109**	**491,935**	**504,539**	**312,079**	**4,651,007**	**(185,813)**	**4,465,194**
% of sub-total	29.46	42.40	10.58	10.85	6.71	100.00		
SDR Composition as at March 31, 2006	35.22	40.43	12.47	11.88	-	100.00		

(a) Investments held for trading is made up as follows:

Investments held for trading net of repos	2,764,177
Derivative asset	10,589
Derivative liability	(20,699)
Amount per statement of net currency position	2,754,067

(b) Currency Swaps on borrowings is made up as follows:

Derivative asset	235,433
Derivative Liability	(362,456)
Net Swaps on borrowings per statement of net currency position	(127,023)

Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML).The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

Liquidity position at March 31, 2006 was as follows:

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Assets								
Cash	90,367	-	-	-	-	-	-	90,367
Demand obligations	7,214	-	-	-	-	-	-	7,214
Derivative assets	17,289	46,492	1,837	15,096	4,851	149,868		235,433
Investments - Trading (net of REPOS)	2,754,067	-	-	-	-	-	-	2,754,067
Investments - Held to Maturity	226,360	248,470	288,720	272,620	436,520	662,326	29,568	2,164,584
Non negotiable Instruments on account of capital	5,289	4,522	4,368	3,978	4,348	3,755		26,260
Accounts receivable	718,461	-	-	-	-	-	(207,432)	511,029
Loans - Disbursed and outstanding	1,067,400	525,800	528,250	464,980	430,110	2,452,285		5,468,825
Accumulated impairment for loans losses							(196,544)	(196,544)
Equity participation							171,414	171,414
Other assets						-	16,646	16,646
	4,886,447	825,284	823,175	756,674	875,829	3,268,234	(186,348)	11,249,295
Liabilities and Equity								
Accounts payable	(553,537)	-	-	-	-	-	-	(553,537)
Derivative liabilities	(62,814)	(34,587)	(71,564)	(40,084)	(33,220)	(120,187)	-	(362,456)
Borrowings and embedded derivatives	(793,270)	(578,230)	(255,770)	(1,020,830)	(893,150)	(2,332,258)	5,400 *	(5,868,108)
Equity							(4,465,194)	(4,465,194)
	(1,409,621)	(612,817)	(327,334)	(1,060,914)	(926,370)	(2,452,445)	(4,459,794)	(11,249,295)
Liquidity position as at March 31, 2006	3,476,826	212,467	495,841	(304,240)	(50,541)	815,789	(4,646,142)	-

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

Supplementary information

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Loans in chronic arrears (more than 2 years) included in loan balance above	433,335	66,181	55,374	42,577	36,018	54,690		688,175

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "one year or less" category.

Interest rate risk position as at March 31, 2006 was as follows:

(UA thousands)

		One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets									
Cash		90,367	-	-	-	-	-	-	90,367
Demand obligations		7,214	-	-	-	-	-	-	7,214
Investments	(a)	2,944,458	218,770	227,460	302,630	344,010	881,323	-	4,918,651
Non negotiable Instruments on account of capital		5,289	4,522	4,369	3,980	4,350	3,750	-	26,260
Accounts receivable		718,461	-	-	-	-	-	(207,432)	511,029
Loans - Disbursed and outstanding		2,126,220	332,154	255,488	184,466	191,917	2,378,580	-	5,468,825
Accumulated impairment for loans losses		-	-	-	-	-	-	(196,544)	(196,544)
Equity participation		-	-	-	-	-	-	171,414	171,414
Other assets		-	-	-	-	-	-	16,646	16,646
		5,892,009	555,446	487,317	491,076	540,277	3,263,653	(215,916)	11,013,862
Liabilities and Equity									
Accounts payable		(553,537)	-	-	-	-	-	-	(553,537)
Borrowings	(b & c)	(4,661,188)	(175,730)	(54,719)	(217)	(62,861)	(968,269)	(72,148)	(5,995,131)
Macro hedge swaps		(238,583)	9,795	23,788	-	-	205,000	-	-
		(5,453,308)	(165,935)	(30,931)	(217)	(62,861)	(763,269)	(72,148)	(6,548,668)
Position of interest rate risk as at March 31, 2006		438,701	389,511	456,386	490,859	477,416	2,500,384	(288,064)	4,465,194

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments	5,806,847
	Derivative assets - investments	10,589
	Derivative liabilities - investments	(20,699)
	Securities sold under agreements to repurchase	(878,086)
Amount per statement of interest rate risk		4,918,651

(b) Borrowings is made up as follows:

Amount per balance sheet :	Borrowings	5,868,108
	Derivative assets - borrowings	(235,433)
	Derivative liabilities - borrowings	362,456
Net borrowings per statement of interest rate risk		5,995,131

NOTE Q – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in Note P. Outstanding borrowings of the Bank are disclosed in Note J.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note H. In addition to the amount reported as Equity Participation, the Bank periodically makes net income allocation to the Fund, to further its objectives. Net income allocations are reported as Other Resources in the books of the Fund. Net income allocation to the Fund in 2005 amounted to UA 46.30 million (2004: UA 10.00 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank, its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note S-5.

The Bank also administers the Staff Retirement and Medical Benefit Plan. The activities of the Staff Retirement and Medical Benefit Plans are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank's management personnel, executive directors during the quarter ended March 31, 2006, and 2005 was made up as follows:

(UA thousands)	**2006**	2005
Salaries	3,019	2,919
Termination benefits	79	82
Contribution to retirement and medical plan	615	503
Other benefits	534	579
Total	**4,247**	**4,083**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At March 31, 2006 outstanding balances on loans and advances to management staff amounted to UA 2.70 million (2005: UA 2.88 million). No expense was recognized during the quarter in respect of impairment on debts due from related parties

NOTE R – EVENTS AFTER THE BALANCE SHEET DATE

Multilateral Debt Relief Initiative: At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the African Development Fund (ADF), the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for this Multilateral Debt Relief Initiative (MDRI), and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 32 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors would make additional contributions to ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

For the ADF, based on debt disbursed and outstanding at December 31, 2004 (cut-off date) and an effective implementation date of January 1 2006, a total of approximately UA 6.1 billion in loans outstanding to eligible HIPC countries is expected to be either cancelled under the MDRI or repaid from HIPC resources. Of this amount, UA 4.0 billion related to countries that were already at HIPC completion point as of December 31 2005.

As of when these financial statements were distributed to the Board of Directors, the MDRI, which is expected to become effective during 2006, had not become effective. Once it becomes effective, it would result in the immediate reduction in total ADF loans outstanding by the amount of loans actually cancelled, and therefore a corresponding decrease in the net assets of the ADF. Such decrease is expected to be offset over time with the compensation received from the donors. The reduction in total ADF outstanding loans as stated above will reduce the net assets of the Fund and consequently the ADB's share of such assets for the purposes of the determination of the value of the Bank's investment in ADF. The MDRI had no effect on the financial statements for the quarter ended March 31, 2006. Although the MDRI, once effective, will be retroactive to January 1, 2006, its effects on the financial statement of the ADB will be first reflected in the month and the quarter in which it becomes effective.

NOTE S– SUPPLEMENTARY DISCLOSURES

NOTE S-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at March 31, 2006 and 2005 were as follows:

		2006	2005
1 UA = SDR =	Algerian Dinar	106.244000	110.764000
	Angolan Kwanza	115.313000	133.330000
	Botswana Pula	7.908010	6.952700
	Brazilian Real	3.161800	4.049010
	Canadian Dollar	1.681610	1.827500
	Chinese Yuan	11.551300	12.504300
	CFA Franc	780.845000	764.452000
	Danish kroner	8.883120	8.681690
	Egyptian Pound	8.274770	8.862560
	Ethiopian Birr	12.464100	12.959700
	Euro	1.190390	1.165400
	Gambian Dalasi	40.212200	45.008400
	Ghanaian Cedi	13,087.700000	13,876.000000
	Guinean Franc	6,576.570000	2,932.050000
	Indian Rupee	64.256600	66.098700
	Japanese Yen	169.155000	162.098700
	Kenyan Shilling	105.051000	115.852000
	Korean Won	1,406.120000	1,547.540000
	Kuwaiti Dinar	0.420661	0.441160
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	44.363000	43.783800
	Moroccan Dirham	13.197000	12.892900
	Nigerian Naira	183.684000	202.759000
	Norwegian Krone	9.484340	9.563250
	Pound Sterling	0.830510	0.802523
	Sao Tomé Dobra	16,689.200000	15,330.400000
	Saudi Arabian Riyal	5.403160	5.665590
	South African Rand	8.940470	9.420010
	Swedish Krona	11.159300	10.666400
	Swiss Franc	1.881310	1.802523
	Tunisian Dinar	1.955800	1.877450
	Ugandan Shilling	2,618.570000	2,605.310000
	United States Dollar	1.440850	1.510830
	Zimbabwean Dollar	111,432.000000	8,250.410000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE S-2: ARREARS CLEARANCE OPERATIONS

(i) The Democratic Republic of Congo (DRC)

In connection with an internationally co-ordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii) Assistance to Post-Conflict Countries

The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources would be provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005 approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility. Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40 percent of total debt relief is provided whenever possible, within a 15-year horizon. At March 31, 2006, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 14 had reached the completion point. During the quarter ended March 31, 2006, debt relief of UA 185.09 million (2005: UA 73.17 million) was received on behalf of the ADB borrowing countries.

NOTE S-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At March 31, 2006 and 2005, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i) The Nigeria Trust Fund was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement terminated on April 25, 2006. The Nigerian authorities in May 2006 granted a one-year extension, during which period the activities of the Fund would be terminated. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at March 31, 2006 and 2005 are summarized below:

(UA thousands)	**2006**	Restated 2005
Contribution received	128,586	128,586
Funds generated (net)	376,878	368,661
Adjustment for translation of currencies	(96,595)	(115,808)
	408,869	381,439
Represented by:		
Due from banks	2,023	858
Investments	324,417	310,165
Accrued income and charges receivables on	10,365	10,086
Accrued interest on investments	2,349	1,787
Other amounts receivable	251	13
Loans outstanding	70,605	67,516
	410,010	390,425
Less Current accounts payables	(1,141)	(8,986)
	408,869	**381,439**

(ii). The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at March 31, 2006 and 2005 follows:

	2006	2005
Fund balance	47,448	42,448
Funds generated	3,576	3,083
Funds allocated to SDA	1	1
Less: Relief disbursed	(42,687)	(38,573)
	8,338	**6,959**
Represented by:		
Due from Bank	795	3,578
Investments	7,881	3,542
Interest receivable	9	8
	8,685	7,128
Less: Account Payable	(347)	(169)
	8,338	**6,959**

At March 31, 2006, a total of UA 6.94 million (2005: UA 3.31 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE S-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i) The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At March 31, 2006, a total of US$ 13.45 million (2005: US$ 13.45 million) had been so repaid.

(iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at March 31, 2006 and 2005 are summarized below:

(UA thousands)		2006	2005
i)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	199	198
		351	350
	Less: Prize Awarded	(30)	(13)
	Gift	(25)	(25)
		296	312
	Represented by:		
	Short-term deposits	279	296
	Due from banks	15	14
	Accrued Interest	2	2
		296	312
ii)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	694	662
	Represented by:		
	Loans Disbursed net of repayments	694	662
iii)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21,850	20,838
	Funds Generated	5,398	5,000
		27,248	25,838
	Relief Granted	(22,827)	(21,770)
		4,421	4,068
	Represented by:		
	Due from banks	206	191
	Investments	4,211	3,865
	Accrued Interest	4	12
		4,421	4,068
	Total Resources & Assets of Trust Funds	**5,411**	**5,042**

NOTE S-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at March 31, 2006 and 2005 were as follows:

(UA thousands)	**2006**	2005
AMINA	1,499	1,350
AMTA/NAMTA	118	149
Austria	851	-
Belgium	2,281	2,592
Canada	493	188
China	264	52
Denmark	1,477	1,832
Finland	723	503
France	3,059	3,210
ICP -Africa	3	19
India	1,112	1,311
Italy	7,543	17,761
Korea	1,382	1,452
Nepad Infrastructure	2,425	-
Nordic	1,606	1,680
Norway	645	1,296
The Netherlands	3,336	3,371
The Nigeria Tech Coop Fund	17,714	-
Spain	362	459
Sweden	1,135	1,709
Switzerland	268	280
Others	229	65
Total	**48 ,525**	**39,279**